SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES NEW ENVIRONMENTAL POLICY

AIRLINE OFFERS CUSTOMERS VOLUNTARY CO2 OFFSETS

FUNDS RAISED TO SUPPORT CLIMATE CHANGE PROJECTS

Ryanair, Europe's greenest airline, today (7 Mar) launched a new Environmental Policy, which commits to ambitious future environmental targets building on impressive achievements to date, including commitments to address climate change, and the priorities and policies which will allow Ryanair to continue to lower CO2 emissions and noise pollution.

This Environmental Policy illustrates Ryanair's commitment to managing its impact on the environment by:
●  Leading the way as Europe's greenest, cleanest airline
●  Committing to ambitious environmental targets
●  Investing billions in the newest, most fuel efficient aircraft
●  Committing to eliminate all non-recyclable plastics within 5 years
●  Allowing customers to offset the carbon cost of their flights

Ryanair's Kenny Jacobs said:

"As Europe's greenest airline, we are pleased to launch our Environmental Policy, a blueprint for our achievements to date and future targets. Operating the youngest fleet in Europe, high load factors and efficient fuel burn, has enabled us to continuously lower our CO2 emissions to become the greenest airline in Europe. Furthermore, customers can now offset the carbon cost of their flight by making a voluntary donation to a climate charity at the end of the booking process, and we have committed to going plastic free across our operations over the next five years."

Ryanair's COO Peter Bellew said:

"We are pleased to launch our Environmental Policy, which cements our commitment to continuously improving the carbon efficiency of our operations. By minimising fuel and energy consumption, reducing noise pollution and relentlessly supporting global emissions targets, we will play our part in addressing climate change. We will lead the way through these initiatives, and our progress will be published annually on our website and in our annual report."

ENDS

For further information please contact:

                                    Robin Kiely                            Piaras Kelly
                                    Ryanair DAC                         Edelman Ireland
                                    Tel: +353-1-9451949              Tel: +353-1-6789333
                                    press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 March, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary